CREDIT SUISSE

March 22, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Credit Suisse Group AG and Credit Suisse AG have made disclosure pursuant to those provisions in their Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 22, 2019.

Very truly yours,
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG

By: /s/ Flavio Lardelli
Flavio Lardelli
 Director

By: /s/ Federica Pisacane Rohde
Federica Pisacane Rohde
Vice President